Exhibit 4.5

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2019

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2019	2018	2019	2018

Revenues	$672,253	$506,356	$1,731,816	$1,428,160
Cost of revenues	451,671	343,026	1,181,025	972,995
Selling, general and administrative expenses	145,210	105,137	385,848	317,754
Depreciation	11,152	7,934	28,798	23,970
Amortization of intangible assets	13,029	4,343	22,235	12,993
Settlement of long-term incentive arrangement (note 14)	-	-	314,379	-
Acquisition-related items	1,493	618	5,373	1,727
Operating earnings (loss)	49,698	45,298	(205,842)	98,721

Interest expense, net	12,719	3,101	21,060	9,185
Other (income) expense, net (note 7)	(229)	25	(6,353)	(78)
Earnings (loss) before income tax	37,208	42,172	(220,549)	89,614
Income tax (note 8)	10,872	10,508	20,650	19,121
Net earnings (loss)	26,336	31,664	(241,199)	70,493

Non-controlling interest share of earnings (note 11)	2,057	3,653	6,262	8,888
Non-controlling interest redemption increment (note 11)	4,419	2,172	9,386	7,077
Net earnings (loss) attributable to Company	$19,860	$25,839	$(256,847)	$54,528

Net earnings (loss) per common share (note 12)

Basic	$0.51	$0.72	$(6.93)	$1.52
Diluted	$0.50	$0.70	$(6.93)	$1.49

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2019	2018	2019	2018

Net earnings (loss)	$26,336	$31,664	$(241,199)	$70,493

Foreign currency translation gain (loss)	(277)	476	1,129	(967)

Comprehensive earnings	26,059	32,140	(240,070)	69,526

Less: Comprehensive earnings attributable to non-controlling
interests	6,476	5,825	15,648	15,965

Comprehensive earnings (loss) attributable to Company	$19,583	$26,315	$(255,718)	$53,561

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2019	December 31, 2018
Assets
Current Assets
Cash and cash equivalents	$106,276	$66,340
Restricted cash	16,126	13,504
Accounts receivable, net of allowance of $10,719 (December 31, 2018 -
$9,177)	384,465	239,925
Income tax recoverable	15,768	9,337
Inventories	81,109	48,227
Prepaid expenses and other current assets	39,763	37,739
	643,507	415,072

Other receivables	4,026	4,212
Other assets	5,073	6,135
Fixed assets	127,742	98,102
Operating lease right-of-use assets (note 6)	113,437	-
Intangible assets	374,870	148,798
Goodwill	623,209	335,155
	1,248,357	592,402
	$1,891,864	$1,007,474

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$72,716	$41,709
Accrued liabilities	159,268	132,572
Unearned revenues	63,135	36,746
Operating lease liabilities - current (note 6)	29,114	-
Long-term debt - current (note 9)	6,130	3,915
Contingent acquisition consideration - current (note 10)	6,637	12,005
	337,000	226,947

Long-term debt - non-current (note 9)	943,610	330,608
Operating lease liabilities - non-current (note 6)	93,334	-
Contingent acquisition consideration (note 10)	4,841	1,281
Unearned revenues	13,097	13,453
Other liabilities	43,637	40,797
Deferred income tax	69,236	6,577
	1,167,755	392,716
Redeemable non-controlling interests (note 11)	157,321	151,585

Shareholders' equity	229,788	236,226
	$1,891,864	$1,007,474

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	loss	Total

Balance, December 31, 2018	35,980,047	$148,707	$45,097	$45,537	$(3,115)	$236,226
Net earnings	-	-	-	2,329	-	2,329
Other comprehensive earnings	-	-	-	-	328	328

Impact of ASC 842 - Leases	-	-	-	(338)	-	(338)

Subsidiaries’ equity transactions	-	-	(19)	-	-	(19)
Common Shares:
Stock option expense	-	-	2,855	-	-	2,855
Stock options exercised	134,650	5,342	(1,338)	-	-	4,004
Dividends	-	-	-	(5,418)	-	(5,418)
Balance, March 31, 2019	36,114,697	$154,049	$46,595	$42,110	$(2,787)	$239,967
Net earnings (loss)	-	-	-	(279,036)	-	(279,036)
Other comprehensive earnings	-	-	-	-	1,078	1,078

Impact of ASC 842 - Leases	-	-	-	(52)	-	(52)

Subsidiaries’ equity transactions	-	-	39	-	-	39
Common Shares:
Stock option expense	-	-	1,755	-	-	1,755
Stock options exercised	188,400	5,401	(959)	-	-	4,442
Dividends	-	-	-	(5,883)	-	(5,883)
Issued (note 14)	2,918,860	251,503	-	-	-	251,503
Balance, June 30, 2019	39,221,957	$410,953	$47,430	$(242,861)	$(1,709)	$213,813
Net earnings	-	-	-	19,860	-	19,860
Other comprehensive earnings	-	-	-	-	(277)	(277)

Subsidiaries’ equity transactions	-	-	(33)	-	-	(33)
Common Shares:
Stock option expense	-	-	1,772	-	-	1,772
Stock options exercised	22,500	539	-	-	-	539
Dividends	-	-	-	(5,886)	-	(5,886)
Balance, September 30, 2019	39,244,457	$411,492	$49,169	$(228,887)	$(1,986)	$229,788

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	earnings	loss	Total

Balance, December 31, 2017	35,916,383	$143,770	$41,463	$9,027	$(492)	$193,768
Net earnings	-	-	-	6,083	-	6,083
Other comprehensive earnings	-	-	-	-	(860)	(860)
Common Shares:
Stock option expense	-	-	1,997	-	-	1,997
Stock options exercised	88,200	2,453	(1,300)	-	-	1,153
Dividends	-		-	(4,850)	-	(4,850)
Purchased for cancellation	(85,408)	(355)	-	(5,586)	-	(5,941)
Balance, March 31, 2018	35,919,175	$145,868	$42,160	$4,674	$(1,352)	$191,350
Net earnings	-	-	-	22,606	-	22,606
Other comprehensive earnings	-	-	-	-	(583)	(583)
Stock option expense	-	-	1,317	-	-	1,317
Stock options exercised	37,100	1,103	(210)	-	-	893
Dividends	-	-	-	(4,853)	-	(4,853)
Balance, June 30, 2018	35,956,275	$146,971	$43,267	$22,427	$(1,935)	$210,730
Net earnings	-	-	-	25,839	-	25,839
Other comprehensive earnings	-	-	-	-	477	477
Common Shares:
Stock option expense	-	-	1,233	-	-	1,233
Stock options exercised	16,400	762	(185)	-	-	577
Dividends	-	-	-	(4,856)	-	(4,856)
Balance, September 30, 2018	35,972,675	$147,733	$44,315	$43,410	$(1,458)	$234,000

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018
Cash provided by (used in)

Operating activities
Net earnings (loss)	$26,336	31,664	$(241,199)	$70,493

Items not affecting cash:
Depreciation and amortization	24,182	12,277	51,033	36,963
Non-cash settlement of long-term incentive arrangement (note 14)	-	-	289,721	-
Deferred income tax	(22)	40	1,443	386
Other	2,058	1,509	1,000	5,540

Changes in non-cash working capital:
Accounts receivable	3,010	(10,932)	(16,218)	(23,113)
Inventories	2,090	633	3,298	(5,735)
Prepaid expenses and other current assets	(8)	1,949	798	(1,249)
Payables and accruals	(37,878)	4,417	(42,800)	(8,087)
Unearned revenues	(6,262)	(11,912)	8,438	532
Other liabilities	6,729	4,451	10,069	6,598
Contingent acquisition consideration	-	(281)	(962)	(939)
Net cash provided by operating activities	20,235	33,815	64,621	81,389

Investing activities
Acquisitions of businesses, net of cash acquired (note 5)	(9,585)	(9,349)	(555,116)	(52,528)
Disposal of business, net of cash disposed (note 7)	-	-	13,030	-
Purchases of fixed assets	(11,821)	(10,113)	(34,108)	(29,733)
Other investing activities	(724)	(2,996)	135	(4,980)
Net cash used in investing activities	(22,130)	(22,458)	(576,059)	(87,241)

Financing activities
Increase in long-term debt	30,117	17,995	620,867	82,699
Repayment of long-term debt	(6,531)	(2,000)	(8,402)	(24,618)
Sale (purchases) of non-controlling interests, net	(199)	200	(33,409)	(1,932)
Contingent acquisition consideration	-	(2,705)	(8,035)	(4,947)
Proceeds received on exercise of options	539	577	8,985	2,623
Financing fees paid	(167)	-	(3,863)	(575)
Dividends paid to common shareholders	(5,883)	(4,675)	(16,158)	(13,924)
Distributions paid to non-controlling interests	(1,995)	(1,466)	(6,264)	(5,808)
Repurchases of Common Shares	-	-	-	(5,941)
Net cash provided by financing activities	15,881	7,926	553,721	27,577

Effect of exchange rate changes on cash, cash equivalents and restricted cash	586	89	275	(254)

Increase in cash, cash equivalents and restricted cash	14,572	19,372	42,558	21,471

Cash, cash equivalents and restricted cash, beginning of period	107,830	68,993	79,844	66,894

Cash, cash equivalents and restricted cash, end of period	$122,402	88,365	$122,402	$88,365

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, Global Restoration, California Closets, Century Fire Protection, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, and College Pro Painters.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, with the exception of the change described below. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2019 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2019 and 2018. All such adjustments are of a normal recurring nature. The results of operations for the three and nine month periods ended September 30, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019.

Leases

The Company adopted ASU 842, Leases, as of January 1, 2019, using the modified retrospective approach. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification.

The Company has lease agreements with lease and non-lease components, and has elected to account for each lease component (e.g., fixed rent payments) separately from the non-lease components (e.g., common-area maintenance costs). The Company has also elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Leases are recognized on the balance sheet when the lease term commences, and the associated lease payments are recognized as an expense on a straight-line basis over the lease term.

The standard had a material impact on the Company’s consolidated balance sheet, the primary impact being the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases, while its accounting for finance leases remained substantially unchanged.

3.       REVENUE RECOGNITION STANDARD – On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all open contracts using the full retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to retained earnings on January 1, 2017.

Within the FirstService Brands segment, franchise fee revenue recognized during the nine months ended September 30, 2019 that was included in deferred revenue at the beginning of the period was $4,271 (2018 - $2,544). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized in accordance with the new revenue standard and are amortized over the life of the underlying franchise agreement. Costs amortized during the nine months ended September 30, 2019 were $1,435 (2018 - $915). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at September 30, 2019 was $6,392 (December 31, 2018 - $7,032). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at September 30, 2019, the aggregate amount of backlog was $310,629. The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Three months		Nine months
	ended September 30		ended September 30
	2019	2018	2019	2018
Revenues

FirstService Residential	$375,196	$331,712	$1,064,911	$942,839
FirstService Brands company-owned	254,308	136,027	552,871	382,985
FirstService Brands franchisor	41,531	37,667	110,754	99,098
FirstService Brands franchise fee	1,218	950	3,280	3,238

The Company disaggregates revenue by segment, and within the FirstService Brands segment, further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the cost-to-cost measure of progress method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

4.       RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED – In June 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2018, FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which amends the scope and transition requirements of ASU 2016-13. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will become effective for the Company beginning January 1, 2020 and will require a cumulative-effect adjustment to accumulated retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

5.       ACQUISITIONS – During the nine months ended September 30, 2019, the Company completed thirteen acquisitions, including three in the FirstService Residential segment and ten in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired controlling interests in regional firms operating in Chicago and western Canada.

In the FirstService Brands segment, the Company acquired Global Restoration, a leading commercial and large loss firm headquartered in Colorado and with operations across the U.S. and Canada. Also within the FirstService Brands segment, the Company acquired three independent restoration companies, operating in Ohio, California and Quebec, as well as a Paul Davis Restoration franchise located in the mid-western U.S. The Company also acquired three California Closets franchises operating in Maryland, New Jersey, and Arizona and two fire protection operations based in Houston and Atlanta.

The acquisition date fair value of consideration transferred for these transactions were as follows: cash of $555,116 (net of cash acquired of $10,082), and contingent consideration of $6,775 (2018 - cash of $52,528, and contingent consideration of $4,200). The purchase price allocations are not yet complete, pending final determination of the fair value of assets and liabilities acquired. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Below is a preliminary estimate of the fair values of assets acquired and liabilities assumed for the Company’s significant Global Restoration acquisition, which closed in June 2019.

Global
Restoration

Current assets	$153,595
Long-term assets	40,140
Current liabilities	(65,610)
Long-term liabilities	(17,398)
Deferred Tax Liabilities	(57,754)
Redeemable non-controlling interest	(25,433)
$27,540

Cash consideration, net of cash acquired of $6,518	$(506,680)

Acquired intangible assets	$222,130
Goodwill	$257,010

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level; and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2019 was $11,478 (see note 10). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $11,280 to a maximum of $13,269. The contingencies will expire during the period extending to September 2023. During the nine months ended September 30, 2019, $8,997 was paid with reference to such contingent consideration (2018 - $5,886).

6.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 10 years, some of which may include options to extend the leases for up to 8 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the nine months ended September 30, 2019 was $23,190 (2018 - $19,757).

Other information related to leases was as follows (in thousands, except lease term and discount rate):

Supplemental Cash Flows Information, nine months ended September 30	2019

Cash paid for amounts included in the measurement of operating lease liabilities	$23,388
Right-of-use assets obtained in exchange for operating lease obligation	$33,893

Weighted Average Remaining Operating Lease Term	5 years
Weighted Average Discount Rate	4.2%

Future minimum operating lease payments under non-cancellable leases as of September 30, 2019 were as follows:

2019 (excluding the nine months ended September 30, 2019)	$8,785
2020	32,743
2021	28,430
2022	20,619
2023	14,625
Thereafter	31,295
Total future minimum lease payments	136,497
Less imputed interest	(14,049)
Total	122,448

Future minimum operating lease payments under non-cancellable leases as of December 31, 2018 were as follows:

2019	$24,505
2020	23,124
2021	19,643
2022	15,384
2023	11,946
Thereafter	21,446
Total future minimum lease payments	116,048

7.       OTHER INCOME - Other income is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019	2018

Gain on disposal of business	$-	$-	$(6,082)	$-
Other (income) expense	(229)	25	(271)	(78)
	$(229)	$25	$(6,353)	$(78)

During the second quarter, the Company completed the divestiture of two non-core businesses. The Company sold its national accounts commercial painting operations for cash consideration of $3,386 and notes receivable of $2,800. The pre-tax gain on disposal was $1,406. The Company also completed the sale of its Florida and Arizona-based landscaping operations for cash consideration of $9,644 (net of cash disposed of $600). The pre-tax gain on disposal was $4,676.

8.       INCOME TAX – The provision for income tax for the nine months ended September 30, 2019 reflected a negative effective tax rate of 9% (2018 - 21%) relative to the statutory rate of approximately 27% (2018 - 27%). The difference between the effective rate and the statutory rate relates primarily to the impact of the settlement of long-term incentive arrangement, which is not deductible for tax purposes.

9.       LONG-TERM DEBT – The Company has $150,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 4.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has entered into an amended and restated credit agreement (the “Credit Agreement”) with a syndicate of lenders. The Credit Agreement is comprised of a committed multi-currency revolving credit facility of $450,000 (the “Facility”) and a term loan (drawn in a single advance) in the aggregate amount of $440,000 (the “Term Loan”). The Facility portion of the Credit Agreement has a term ending on January 17, 2023 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Term Loan portion of the Credit Agreement has a term ending on June 21, 2024, with repayments of 5% per annum, paid quarterly, beginning in September 2020, with the balance payable at maturity, and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Credit Agreement requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. The Company may repay amounts owing under the Credit Agreement at any time without penalty. The Facility is available to fund working capital requirements (including acquisitions and any associated contingent purchase consideration) and other general corporate purposes. The Term Loan was implemented in order to substantially finance the purchase price for Global Restoration (aka Bellwether FOS Holdco, Inc.).

The indebtedness under the Credit Agreement and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Credit Agreement and the holders of the Senior Notes various security, including an interest in all of our assets. The Company is prohibited under the Credit Agreement and the Senior Notes from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement and the holders of the Senior Notes.

10.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2019:

		Fair value measurements at September 30, 2019

	Carrying value at
	September 30, 2019	Level 1	Level 2	Level 3

Contingent consideration liability	$11,478	$-	$-	$11,478

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2019

Balance, January 1	$13,286
Amounts recognized on acquisitions	6,775
Fair value adjustments	221
Resolved and settled in cash	(8,997)
Other	193
Balance, September 30	$11,478

Less: Current portion	6,637
Non-current portion	$4,841

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 1.5% to 2.0%).

	September 30, 2019		December 31, 2018
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,026	$4,026	$4,212	$4,212
Long-term debt	949,740	960,998	334,523	344,198

11.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2019

Balance, January 1	$151,585
RNCI share of earnings	6,262
RNCI redemption increment	9,386
Distributions paid to RNCI	(6,264)
Purchases of interests from RNCI, net	(33,409)
RNCI recognized on business acquisitions	29,651
Other	110
Balance, September 30	$157,321

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Common Shares. The redemption amount as of September 30, 2019 was $153,761. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at September 30, 2019, approximately 1,500,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12.       NET EARNINGS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2019	2018	2019	2018

Basic shares	39,224	35,961	37,087	35,940
Assumed exercise of Company stock options	467	700	455	626
Diluted shares	39,691	36,661	37,542	36,566

13.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. Grants under the Company’s stock option plan are equity-classified awards. As at September 30, 2019, there were 689,500 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were no stock options granted during the three months ended September 30, 2019 (2018 - nil). Stock option activity for the nine months ended September 30, 2019 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,633,150	$44.68
Granted	438,000	83.89
Exercised	(345,550)	25.64
Shares issuable under options -
End of period	1,725,600	$58.44	2.73	$76,145
Options exercisable - End of period	685,702	$44.66	1.82	$39,708

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2019 was $6,382 (2018 - $4,547). As of September 30, 2019, there was $10,825 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the nine month period ended September 30, 2019, the fair value of options vested was $4,591 (2018 - $11,279).

14.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

In May 2019, the Company settled the restated management services agreement (“MSA”), including the long-term incentive arrangement (the “LTIA”), between the Company and Jay S. Hennick, the Company’s Founder and Chairman. As part of the settlement, the Multiple Voting Shares of the Company were converted into Subordinate Voting Shares on a one-for-one basis for no consideration, thereby eliminating the Company’s dual class share structure. For consideration of $314,379, which is the purchase price determined with reference to the LTIA formula provided in the restated MSA, FirstService acquired all of the shares in the company which indirectly held the MSA. The Company, under the terms of the transaction: (a) paid $62,900 (approximately C$84,300) in cash; and issued a total of 2,918,860 Subordinate Voting Shares. Subsequent to the completion of the transaction, the MSA was terminated, thereby eliminating the LTIA and all future fees and other entitlements owing thereafter, and the Company filed an amendment to its articles that re-classified its Subordinate Voting Shares as common shares.

15.       SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned essential property services to residential and commercial customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2019
Revenues	$375,196	$297,057	$-	$672,253
Depreciation and amortization	6,859	17,311	11	24,181
Operating earnings	33,036	22,062	(5,400)	49,698

2018
Revenues	$331,712	$174,644	$-	$506,356
Depreciation and amortization	5,631	6,634	12	12,277
Operating earnings	29,945	19,749	(4,396)	45,298

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2019
Revenues	$1,064,911	$666,905	$-	$1,731,816
Depreciation and amortization	19,521	31,479	33	51,033
Operating earnings	81,397	46,659	(333,898)	(205,842)

2018
Revenues	$942,839	$485,321	$-	$1,428,160
Depreciation and amortization	17,212	19,720	31	36,963
Operating earnings	68,809	43,969	(14,057)	98,721

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended September 30

2019
Revenues	$598,311	$73,942	$672,253
Total long-lived assets	988,030	251,228	1,239,258

2018
Revenues	$478,961	$27,395	$506,356
Total long-lived assets	537,211	42,326	579,537

	United States	Canada	Consolidated

Nine months ended September 30

2019
Revenues	$1,587,789	$144,027	$1,731,816

2018
Revenues	$1,349,005	$79,155	$1,428,160